

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Beta Bionics, Inc.
11 Hughes
Irvine, California 92618

Re: Beta Bionics, Inc.
Amendment No. 3 to Form S-1
Exhibit Nos. 10.17, 10.18, 10.19, 10.20, 10.21
Filed January 28, 2025
File No. 333-284147

Dear Sean Saint:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance